LETTER AGREEMENT

AMG Yacktman Special Opportunities Fund

Subadvisory Agreement

October 1, 2016

Yacktman Asset Management LP

6300 Bridgepoint Parkway

Building One, Suite 500

Austin, Texas 78730

Attn: Compliance

Re:	Subadvisory Agreement between AMG Funds LLC (the “Adviser”) and Yacktman Asset Management LP (the “Subadvisor”), dated as of June 30, 2014, and as amended from time to time (the “Subadvisory Agreement”)

Ladies and Gentlemen:

Pursuant to Section 8 of the Subadvisory Agreement, the Adviser hereby notifies you that Schedule A to the Subadvisory Agreement is amended, effective as of the date hereof, to reflect a revised subadvisory fee (the “New Subadvisory Fee”) that has been agreed to by the Adviser and the Subadvisor with respect to AMG Yacktman Special Opportunities Fund, a series of AMG Funds (the “Trust”). Attached as Appendix A is an amended and restated Schedule A to the Subadvisory Agreement setting forth the annual fee that the Adviser will pay the Subadvisor pursuant to Section 3 of the Subadvisory Agreement.

Please acknowledge your agreement to the New Subadvisory Fee as set forth on Appendix A by executing this letter agreement in the space provided below and then returning it to the undersigned.

Sincerely,

AMG Funds LLC

By:
Name:
Title:

ACKNOWLEDGED AND ACCEPTED

Yacktman Asset Management LP

By:
Name:
Title:
Date:

ACKNOWLEDGED AND AGREED TO WITH RESPECT TO THE TRUST’S OBLIGATIONS UNDER THE SUBADVISORY AGREEMENT

AMG Funds

By:
Name:
Title:
Date:

Appendix A

AMENDED AND RESTATED

SCHEDULE A

AMG Yacktman Special Opportunities Fund

The Adviser will pay to the Subadvisor a base fee, computed and paid monthly on the average daily net assets of AMG Yacktman Special Opportunities Fund (the “Fund”) at the annual rate of [    ]% (the “Base Fee”), subject to adjustment as set forth below. The Base Fee, as adjusted, is payable for each month as soon as practical after the last day of such month.

Commencing with the twelfth whole calendar month after June 30, 2014, the Base Fee will be adjusted, on a monthly basis, upward or downward, as the case may be, by an amount computed by applying the Performance Adjustment Rate to the average daily net assets of the Fund for the Performance Period and dividing the result by twelve.

Performance Period. The Performance Period is equal to the twelve month period then ended.

Performance Adjustment Rate. The Performance Adjustment Rate is determined by (a) calculating the difference, positive or negative, obtained by subtracting (i) the Investment Record of the Benchmark for the Performance Period from (ii) the Investment Performance of the Measuring Class for the Performance Period, and (b) applying the results of such calculation to the following table:

Difference Between Measuring Class Performance and Index Performance Over the Performance Period	Performance Adjustment Rate
- 7.5% or greater*	-0.75%
- 5.0% up to but not including - 7.5%	-0.50%
- 2.5% up to but not including - 5.0%	-0.25%
Less than** -2.5% and less than** 2.5%	0.00%
2.5% up to but not including 5.0%	0.25%
5.0% up to but not including 7.5%	0.50%
7.5% or greater*	0.75%

*	“Greater” in this context means a larger divergence in performance between the MSCI ACWI All Cap Index and the Measuring Class.
**	“Less than” in this context means a smaller divergence in performance between the MSCI ACWI All Cap Index and the Measuring Class.

The Performance Adjustment Rate for the Fund may not exceed ± 0.75.

Investment Performance and Investment Record. These terms are used as defined in Rule 205-1 under the Investment Advisers Act of 1940, as amended.

Benchmark. The Fund’s Benchmark is the MSCI ACWI All Cap Index.

Measuring Class. The “Measuring Class” of shares of the Fund is the outstanding class of shares of the Fund that has begun investment operations and that has the highest total annual fund operating expenses of all of the classes of shares of the Fund for the Performance Period. As of the date of this Agreement, the “Measuring Class” is the Institutional Class. If the outstanding class of shares of the Fund that has investment operations and has the highest total annual fund operating expenses is not outstanding or does not have investment operations for all of the Performance Period, it may only be used in calculating that portion of the Performance Adjustment Rate attributable to the period during which such class is outstanding and has investment operations. Any other portion of the Performance Period will be calculated using the outstanding class of shares of the Fund that has investment operations and has the highest total annual fund operating expenses of all the classes of shares of the Fund during such portion of the Performance Period.

Notwithstanding any other provisions in this Schedule A, the computation of the Performance Adjustment Rate, the Investment Performance of the Measuring Class and the Investment Record of the Benchmark will be made in accordance with the Investment Advisers Act of 1940, as amended, and any applicable rules thereunder. In addition, in the event the amount of the negative performance adjustment for a month exceeds the Base Fee for such month, then no amounts will be paid to the Subadvisor for such month, and the Subadvisor will pay to the Adviser the amount that the negative performance adjustment exceeds the Base Fee.

The Subadvisor may voluntarily waive all or a portion of the subadvisory fee payable from time to time hereunder. The Adviser agrees that, during any period in which the Subadvisor has voluntarily waived all or a portion of the Subadvisory fee hereunder, if requested by the Subadvisor, the Adviser will waive an equal amount (or such lesser amount as the Subadvisor may request) of the advisory fee payable by the Trust to the Adviser with respect to the Yacktman Special Opportunities Fund under the Advisory Agreement.

The Subadvisor agrees that, during any period in which the Adviser has agreed to pay or reimburse the Trust for expenses of the Yacktman Special Opportunities Fund, if requested by the Adviser and approved by the Subadvisor, the Subadvisor shall pay or reimburse the Advisor for the entire amount of all such expenses of the Fund (or such lesser amount as the Adviser may request and as the Subadvisor shall approve).

The Adviser agrees that, in addition to any amounts otherwise payable to the Subadvisor with respect to the AMG Yacktman Special Opportunities Fund hereunder,

the Adviser shall pay the Subadvisor all amounts previously paid, waived, or otherwise reimbursed by the Subadvisor to the extent that such amounts are subsequently paid by the Trust to the Adviser under the Advisory Agreement, the Expense Limitation and Recoupment Agreement or otherwise.